VA 4/13



SE 10030788 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2009 (MM/DD/YY) AND ENDING January 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
19456
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco,	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts — (415) 956-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460,	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts and Ryan Investments Incorporated, as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

PK · 03·26·10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco

Subscribed and sworn to (or affirmed) Before me on this 26 **day of** March **20**10, **by** Daniel W. Roberts

PK ~~personally known to me or~~ **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature Pamela Kahn

(Seal)


PAMELA KAHN
COMM #1679780
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2010

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Daniel Roberts***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 29th day of MARCH, 2010

at San Francisco, California



Daniel Roberts, President
Roberts and Ryan Investments Incorporated

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated as of January 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated as of January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we have applied agreed-upon procedures to the Entity's SIPC Assessments Reconciliation and have summarized our findings thereon on pages 14 – 17.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

March 26, 2010

ROBERTS AND RYAN INVESTMENTS INCORPORATED.

Statement of Financial Condition

January 31, 2010

ASSETS

Cash and cash equivalents	$	178,717
Deposits with clearing organization		156,627
Marketable securities, ar market value		185,752
Equipment and furniture, net of accumulated depreciation of $53,419		8,166
Deferred tax asset		10,606
Prepaid expense		8,966
Deposits		800
Total Assets	$	549,634

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,448
Commissions payable		31,118
Clearing account payable		-
Accrued income taxes payable		43,966
Total Liabilities		97,532
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized		70,000
600,000 shares issued and outstanding		
Additional paid-in capital		3,850
Retained earnings		378,252
Total Stockholder's equity		452,102
Total Liabilities and Stockolder's Equity	$	549,634

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Operations
For the Year Ended
January 31, 2010

Revenue	
Commissions income	$ 891,646
Miscellaneous securities revenue	20,826
Interest income	7,529
Other income	35,933
Total revenue	955,934
Expenses	
Salaries, commissions, and payroll taxes	689,528
Insurance	1,170
Regulatory fees	3,349
Professional services	26,865
Office expense	13,850
Communications	9,254
Occupancy	34,805
Travel and entertainment	16,517
Dues and subscriptions	36,819
Depreciation	1,981
Other	19,854
Total expenses	853,992
Income before income tax provision	101,942
Income tax provision	41,334
Net income	$ 60,608

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Changes in Stockholder's Equity
For the Year Ended
January 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 31, 2009	$ 70,000	$ 3,850	$ 317,644	$ 391,494
Net income for the year	-	-	60,608	60,608
Balance - January 31, 2010	$ 70,000	$ 3,850	$ 378,252	$ 452,102

The accompanying notes are an integral part of these financial statements.

ROBERTS RYAN INVESTMENTS INCORPORATED.
Statement of Cash Flows
For the Year Ended
January 31, 2010

Cash flows from operating activities:	
Net income	$ 60,608
Add back depreciation provision	1,981
(Increase) decrease in assets:	
Receivables from brokers, dealers and clearing organizations	369
Deposits with clearing organization	(48,164)
Marketable securities, at market value	(55,701)
Income tax recoverable	5,200
Deferred tax asset	(7,932)
Prepaid expenses	(5,808)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	10,824
Commissions payable	30,823
Clearing account liability	(10,850)
Income tax payable	43,966
Net cash provided by operating activities	25,316
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase in cash	25,316
Cash at beginning of year	153,401
Cash at end of year	$ 178,717
Supplemental disclosures of cash flows information:	
Interest expense	$ -
Income taxes paid	$ 4,400

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

General
Roberts and Ryan Investments Incorporated (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) broker or dealer retailing corporate securities over the counter, (2) broker or dealer retailing corporate debt securities, (3) mutual fund retailer on a wire order basis, (4) U.S. government securities dealer or broker, (5) municipal securities dealer or broker, (6) broker or dealer selling variable life insurance or annuities, (7) put and call broker or dealer, (8) trading securities for own account, (9) underwriting or selling group participant for municipal securities, (10) selling group participant for corporate securities.

Summary of Significant Accounting Policies

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash equivalents
The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company includes money market accounts and certificates of deposit as cash equivalents.

Receivables from brokers, dealers, and clearing organizations
Receivables from brokers, dealers, and clearing organizations represent commissions earned on security transactions. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities
Marketable securities are valued at quoted market value and consist of equity securities held for investment. The mark to market accounting for these investments is included in net dealer inventory and investment gains (losses).

1. General Information and Summary of Significant Accounting Policies (continued)

Equipment and furniture

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 to 7 years by the straight-line method.

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for income taxes,* which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

2. Deposits with Clearing Organization

The Company has deposited $156,627 with Pershing as security for its transactions with them. Interest is paid monthly on the deposits.

3. Marketable Securities, at Market Value

In addition, the Company has invested through Pershing in marketable securities valued at $185,752 at current market as of January 31, 2010.

4. Income Taxes

The provision for income taxes at January 31, 2010 consisted of the following:

Federal income tax provision	$ 36,870
State income tax provision	12,396
Current income tax provision	49,266
Deferred income taxes (benefits)	(7,932)
Total income tax expense	$ 41,334

4. Income Taxes (continued)

The following schedule presents the calculation of the income tax provisions for the year ended January 31, 2010 necessary to adjust to the cash basis used for income taxes:

	California	Federal
Income before income taxes per statement of operations	$ 101,942	$ 101,942
Add back depreciation per financials	1,981	1,981
Less tax return depreciation	(378)	(378)
Adjustment for travel & entertainment	7,271	7,271
Cash basis adjustments to cash basis:		
Add:		
Prior year account receivable	369	369
Current year payables:		
Accounts payable and	22,448	22,448
Commissions payable	31,118	31,118
Deduct:		
Prior year accounts and commissions payable	(22,769)	(22,769)
Taxable income	141,982	141,982
Net operating loss carried from prior year	(1,751)	(6,003)
Deduct California Franchise tax paid	-	(800)
Taxable	140,231	135,179
Tax thereon	12,396	35,970
Less paid to January 31, 2010	(800)	(3,600)
Liabilities at January 31, 2010	$ 11,596	$ 32,370

The following are recognized in the financial statements:	Expense	Liability
California	$ 12,396	$ 11,596
Federal ($900 benefit of carry forward of $6,003 Recognized in prior year)	36,870	32,370
	49,266	42,966
Loss deferred tax benefits	(7,932)	(10,606)
	$ 41,334	$ 33,360

The estimated future tax benefit of $10,606 relates to the future "benefit" of deducting the timing differences not yet recognized for the purposes until paid or realized. The actual benefit will depend on the tax brackets existing when realization occurs.

5. Pension Plan

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2010.

6. Rent Expense (Occupancy)

Current year occupancy expense consists of the following:

Office rent	$ 34,254
Utilities	551
Occupancy expense	$ 34,805

7. Commitments and Contingencies

Commitments

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions may exceed the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

8. Recently Issued Accounting Standards

Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), *Accounting for Certain Hybrid Financial Instruments*, an amendment of FASB statements No. 133 and 140. The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 31, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

8. Recently Issued Accounting Standards (continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements.* The statement defined fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value as a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the pronouncement will have a material impact upon the Company's financial statements.

9. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2010, the Company had net capital of $416,769, which was $316,769 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($97,532) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

10. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

11. Subsequent Events

Management has evaluated subsequent events through March 26, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ROBERTS AND RYAN INVESTMENT INCORPORATED.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2010

Stockholders' equity	$ 452,102	
Non-allowable assets and charges against net capital		
Prepaid expenses and deposits	9,766	
Deferred income taxes	10,606	
Furniture and equipment	8,166	
Total non-allowable assets	28,538	
Haircuts on securities, including undue concentration	6,795	
Total reductions in net allowable assets	$ 35,333	
Net capital, as defined	416,769	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $97,532)	$ 100,000	
Excess of net capital over requirement	$ 316,769	
Aggregate indebtedness		
Total liabilities	$ 97,532	(B)
Ratio of aggregate indebtedness to net capital (B/A)	0.234 to 1	

Reconciliation of computation of net capital from FOCUS Part II (a) as submitted by Company to audited amounts

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Amounts submitted by Company	$ 36,117	$ 462,726	0.78 to 1
Increase in accounts payable	17,449	(17,449)	
Accrual of income tax liabilities	43,966	(43,966)	
Adjustments to cash	-	15,458	
Amounts indicated, as adjusted	$ 97,532	$ 416,769	0.234 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of Roberts and Ryan Investments Incorporated (the "Company"), for the year ended January 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *consideration deficiency* exists when the design or operation does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2010 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

March 26, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2010, which were agreed to by Roberts and Ryan Investments Incorporated and the Securites and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for Roberts and Ryan Investments Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, through January 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for that period noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

5. Compared the amount of the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we

preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

March 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-037469 FINRA JAN 5/1/1987
ROBERTS & RYAN INVESTMENTS INC
57 POST STREET STE 614
SAN FRANCISCO, CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,162.97

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (645.09)

8/26/09
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,517.88

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROBERTS & RYAN INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

OPERATIONS MANAGER
(Title)

Dated the 12 day of MARCH, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending January 31, 20 10

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 897,873
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	(135)
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	21,390.19
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7,988
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,440
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	32,683.19
2d. SIPC Net Operating Revenues	$ 865,189.81
2e. General Assessment @ .0025	$ 2,162.97

(to page 1 but not less than $150 minimum)

ROBERTS AND RYAN INVESTMENTS INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JANUARY 31, 2010

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation

Certified Public Accountants